Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

Telephone (801) 363-7411

Branden T. Burningham, Esq.

Fax (801)355-7126

Bradley C. Burningham, Esq.

          email lwb@burninglaw.com

May 23, 2013

United States Securities

and Exchange Commission

Washington, D.C.  20549

Attention:

Loan Lauren P. Nguyen

Re:

Sundance Strategies, Inc.

Form 8-K

Filed April 5, 2013

File No. 000-50547

Dear Ms. Nguyen:

All references to the “Company,” “Sundance Strategies,” “we,” “our” and “us” and similar words indicate the Registrant, Sundance Strategies, Inc., where applicable, include the business of ANEW LIFE, INC., a Utah corporation and wholly-owned subsidiary of the Company.

First, you will see that we have made a number of minor changes to the 8-KA-1 Current Report, in editing and re-writing some of the information presented, many of which are not related to your comments, but were believed important to the Company. We have also filed a revised and redacted Transfer Agreement that does not have the names or insurance policy numbers of certain insureds in Exhibit 10.3, Schedule II, for which we presently have a “Redaction Request” pending with the SEC, on which an amended filing was made on May 9, 2013, to the attention of Heather Mackintosh.

In response to your letter to Sundance Strategies, Inc. (the “Company”) dated May 2, 2013, we provide the following information:

General

1.

Please provide us an analysis explaining why you are not an investment company under the Investment Company Act of 1940.

Response:  The Company has not registered as an investment company under the Investment Company Act of 1940 (the “Investment Company Act”) because the Company believes that it should not properly be characterized as an “investment company” as defined in Section 3(a) of the Investment Company Act.  Specifically, as described in its 8-K Current Report filing dated March 29, 2013, and filed with the Securities and Exchange Commission on April 5, 2013, the Company believes it is engaged primarily in the business of purchasing or otherwise acquiring or settling notes, drafts, acceptances, open accounts receivable and other obligations representing part or all of the sales price of insurance, life settlements and related insurance contracts, policies and obligations.  Moreover, the Company does not issue face-amount certificates of the installment type or redeemable securities, and the Company does not believe that more than 40 percent of its total assets are investment securities.

As the result of the merger of the Company’s wholly-owned subsidiary, Anew Acquisition Corp., with and into ANEW LIFE, INC. (“ANEW LIFE”), the Company, through its wholly-owned subsidiary, ANEW LIFE, owns the right under a contract between ANEW LIFE and several Luxembourg S.a.r.l.’s (“Sarl”), to  receive the payment of the residual amount of death benefits payable under non-fractionalized, non-variable life insurance policies, which have been issued by licensed and regulated U.S. life insurance companies, and are owned indirectly by a subsidiary of each such Luxembourg Sarl, such residual amount being the amount of death benefits payments remaining after payment of each Luxembourg Sarl’s costs of debt service and longevity insurance protection (the “Net Insurance Benefits” or “NIBs”). ANEW LIFE is the sole owner of the right to receive payment of the Net Insurance Benefits from each such Luxembourg Sarl, and no such Luxembourg Sarl has agreed to pay any Net Insurance Benefits to any person other than ANEW LIFE.  Accordingly, the Company believes that ANEW LIFE holds 100% of the rights to receive payment of the Net Insurance Benefits with respect to the life insurance policies held in each such Luxembourg Sarl.  The Net Insurance Benefits are rights which have not been fractionalized with any other purchaser of similar rights.

As noted above, the life insurance policies for which ANEW LIFE has the right to receive the Net Insurance Benefits are not variable policies.  Furthermore, neither the Company nor ANEW LIFE markets for sale, solicits the purchase of or sells fractional interests in either the ownership right or right to receive payment of death benefits payable under life insurance policies.

In summary, the Company believes that it has not indirectly invested in securities through its wholly-owned subsidiary ANEW LIFE, which owns rights to receive payment of the Net Insurance Benefits described above. Nevertheless, the Company is continuing to evaluate potential alternative structures for ownership of these rights to receive payment of the Net Insurance Benefits, as an alternative structure may provide greater certainty with regard to the Company’s status under the Investment Company Act.  Also, in light of the Staff’s comment, the Company plans further to consider its disclosure regarding its status under the Investment Company Act and anticipates that it may include additional detail in future disclosure, reflecting the detail set forth in this response.

2.

Please tell us whether you have purchased in the past, or in the future plan to purchase, variable life insurance policies or fractional interests in life insurance policies.

Response: The Company has not and does not in the future, plan to purchase variable life insurance policies or fractional interests in life insurance policies.

3.

Please tell us whether you intend to engage in any life insurance securitization in the future.

Response:  The Company is not presently engaged in any life insurance securitization; however, in the last paragraph under the heading “Description of Our Business” on page 9, it states “Our consultant, Europa Settlement Advisors, Ltd (“Europa”), is currently modeling the possible results from utilizing insurance-linked instruments and has had very preliminary discussions with potential sources of debt or equity funding; however, there are no firm commitments, and we cannot assure that we will be successful in raising capital in this manner, or that we will use this form of financing, even if it is available.  These modeling results have not been completed, and we have not made any determination of whether and how we might utilize any such “insurance-linked instruments.”

Merger Transaction Documents, page 2

4.

We note your disclosure that summaries of documents and agreements described in your prospectus and incorporated by reference “do not purport to be complete” and are “qualified in their entirety” by reference to such documents and agreements. Please revise these and similar disclosures throughout the registration statement to clarify that the filing contains all material terms of the relevant documents and agreements, and that any such summaries are in fact complete summaries.

Response:  We have revised our Current Report to address this comment.  See page 2.

Merger, page 2

5.

We note your disclosure that ANEW LIFE non-founding stockholders “will be” provided with notice of their rights to dissent to the Merger on or before April 8, 2013. As this date has already past, please revise to update accordingly to disclose whether such notice was provided.

Response:  Notice of the right to dissent was provided to all non-founding stockholders of ANEW LIFE in accordance with the provisions of the Utah Revised Business Corporation Act on or about April 8, 2013.  All executed and delivered written consents adopting the merger and waiving dissenters’ right.  See page 3.

Business, page 7

6.

Please revise to include your revenues and net losses as of the most recent period. In addition, disclose your monthly “burn rate,” how long your present capital will last at that rate, an estimate of the amount of funds needed to accomplish your business goals and what, if any, plans you have to raise such funds. Please also disclose your current cash balance on hand as of the most recent practicable date.

Response:  We have added the following disclosure:  “From our inception on January 31, 2013, and as of the period ended March 18, 2013, the date of our most recent financial statements, we had no revenues and incurred a net loss of $24,184.  Our current monthly expenses are estimated at approximately $75,000, and we had approximately $228,000 in cash on hand at May 17, 2013.  We believe that we will need to raise approximately $10,000,000 to $15,000,000 in additional funds through equity or debt financing to continue our business model and to effectively compete in the life settlement industry, though no assurance can be given that we will be successful in these efforts.”  See page 7.

We have not added information about our current funding efforts as we believe such disclosure may be taken as a “public solicitation” of participation in any such funding.

 7.

Please balance the disclosure in the first paragraph to clarify that you currently only own one insurance product since your January 2013 inception and that you are a development stage company.

Response:  We have added this disclosure at the end of the first paragraph of the “Description of Our Business.”  See page 7.

8.

Please quantify the amount of funds that you will need to operate your business in the next 12 months and to effectively compete in your industry.

Response:  See the response to comment No. 6 above and the referenced disclosure.

9.

We note that you purchase “interests” in the net insurance benefits on life insurance policies. Please clarify whether you have purchased a certain percentage interest in these policies.

Response:  We have added this disclosure to the last sentence at the end of the first paragraph of the “Description of Our Business.”  See page 7.

10.

Please clarify your intended principal place of business.

Response:  Provo, Utah, is our current principal place of business.  However, please see the caption “Properties” on page 34, wherein we have indicated “We are considering various factors about our intended industry of business to determine if moving our principal executive offices to another location would be beneficial to us and our business and business relationships.  These factors presently include proximity and convenience of access to the services provided by the servicer of the life insurance policies underlying our net insurance benefits, and our general counsel.  Our servicer is based in Irvine, California, and Lisa Fuller, Esq., our in-house general counsel, also resides in Irvine, California.”

11.

We note that it is your intent to acquire interests in life settlements in which the insured is 75 years or older. Please disclose whether you have any established guidelines for the types of policies or interests you intend to purchase, when you established the guidelines, and what is included in such guidelines. If you have not established any guidelines, please add a risk factor to this effect and disclose this fact in appropriate places throughout your registration statement.

Response:  We have added the following disclosure to the first full paragraph of the “Description of Our Business”: “We have established initial guidelines for purchasing such interests that include: (a) all interests relate to universal life insurance policies; (b) all policies have qualified for financing that will cover at least four years of premiums following the date we acquire our interest; (c) all policies have qualified for MPIC (defined below); and (d) based upon the life expectancy reports from at least two industry respected life expectancy companies, upon the death of the underlying insured, the projected proceeds, payable on the related life insurance policy, will exceed the cost and other amounts required to repay all creditors secured by such life insurance policy. Until such time as we have hired an in-house pricing and analytics team, we rely on a combination of (a) the servicing and policy approval processes of the financing entities and MPIC Provider; (b) the services and diligence conducted by our policy service provider ([Servicer] as discussed in more detail below) on behalf of the financing entities, MPIC Provider or Sundance; and (c) the legal review by our general counsel.  As our experience and personnel grow, we will continue to bolster the guidelines and broaden the scope of our acquisitions.  Our objective is to acquire interests in life insurance policies and products that will produce returns in excess of the costs to purchase, finance, service and insure those policies to their maturity.”  See page 7.

12.

Please provide support for your statement that through strategic alliances with long-time participants in the life settlement market, as well as brokers, lenders and insurers, you are able to reduce the risks associated with the uncertain timing of the maturity of policies.

Response: See the re-write of the following paragraph on page 8, wherein we have indicated: “Through the NIBs structure, the risks associated with the uncertain timing of the maturity of the Policies is reduced by financing ongoing premiums for the Policies (the “Senior Loans”) and purchasing mortality protection insurance coverage (“MPIC”) to insure against the risk that the Policies do not mature on death according to the applicable life expectances.  Through the Senior Loans, we are able to leverage our investment and purchase NIBs related to a much larger underlying pool of Policies.  Through the MPIC, we are able to reduce the risk associated with lengthening life expectancies and provide liquidity for premiums after our loan commitments end.”

13.

Please revise to disclose here the name of the bank from Germany that serves as the Senior Lender.

Response:  We have developed close relationships with the seller of the NIBs we presently own, the Senior Lender, the MPIC Provider and our servicer on our initial NIBs purchase.  However, we do not have a direct contractual relationship with such lender, and the seller of the NIBs has requested confidentiality related to certain counterparties due to the limited number of financing sources and insurers in the NIBs market.  Europa Settlement Advisors, Ltd., our consultant, is currently in negotiations with two other financing sources that may be able to provide funding at lower costs.  Until alternate financing sources are available, it is important that we comply with the requests of the seller for confidentiality and avoid increased demand for such lender’s capacity.  Based upon the disclosures made, we do not believe the omission of the Senior Lender’s name is material to the interests of the public.  If required, we will file a confidentiality request to comply with our understanding with the seller concerning the name of this institution.

14.

Please revise the statements on pages 7 and 8 that through the Senior Loans and MPIC you “are able to leverage [y]our investment in the NIBs and maximize [y]our returns” and that the mechanisms you describe will “make [y]our cash flows more predictable” as your beliefs.

Response:  We have re-written three paragraphs to clarify the information requested.  See the response to comment No. 12 above and the two paragraphs that follow the quoted language.  See pages 7 and 8.

15.

We note your disclosure on page 8 discussing your interest in owning policies directly. Please also discuss the fact that you are currently not licensed in any state to engage in the purchase of policies from original policy owners and discuss the steps required to obtain such licenses.

Response:  We have added the following on page 9 to indicate that it is not our intention to purchase insurance policies directly from insured persons: “To the extent that we directly purchase Policies, we will focus on purchasing Policies in the tertiary market and not from original policy owners.  We will be working with licensed brokers and providers in the purchase of Policies.  In the event a broker presents us with a policy that is still owned by the original purchaser, such policy would be acquired only by a licensed provider and in compliance with state law.  We will only purchase such Policies from licensed providers.  Again, however, our focus will be on the tertiary market where no license is required.”

16.

Please provide support for your ability and intent to develop proprietary models to determine the optimal combination of insurance based acquisition to balance your risk and maximize your return or revise to remove.

Response:  We have removed this statement.  See page 9.

17.

Please provide additional details regarding your discussions with potential sources of debt and equity funding or revise to remove. Similarly, provide support for the statement in the last paragraph of page 8 noting that the “issuance of such insurance-linked instruments would provide immediate security...which could…provide [you] liquidity for [your] operations” or remove such claim. Similarly, provide support for the statement on page 13 that you are in preliminary discussions with alternate lending sources.

Response:  We have revised this paragraph to say “If the Company’s finds that the Senior Loans and MPIC do not provide cash flow adequate to cover our operations or meet our profit projections, we may seek debt or equity financing, and we may also attempt to raise funding secured by our NIBs.  The issuance of such insurance-linked instruments could provide such liquidity or be used by us to purchase additional NIBs.  Our consultant, Europa Settlement Advisors, Ltd, is currently modeling the possible results from utilizing insurance-linked instruments and has had very preliminary discussions with potential sources of debt or equity funding; however, there are no firm commitments, and we cannot assure that we will be successful in raising capital in this manner or that we will use this form of financing, even if available.”  See page 9.

Current NIBs Contracts, page 12

18.

Please revise to disclose that you currently own interests in a total of 22 policies and expand your disclosure to include a table detailing for each of your 22 policies the following information:

(See the table on the following page)

Response:  The following table contains the information you requested, except for the average annual cost of premiums.  Because the premium costs vary (sometimes greatly) from year to year, an average premium cost would not give an accurate or reliable estimate of the yearly costs.  The actual estimated premiums for the next five years were provided with the original filing.

	Face Amount	Policy Type	Gender	Current Age[1]	Life Expectancy[2]	Carrier	Carrier Rating S&P
1	$5,000,000	Universal Life	Male	83	91 months	American General	A+
2	$1,000,000	Universal Life	Male	86	65 months	AXA	AA-
3	$8,000,000	Universal Life	Male	83	91 months	Lincoln	AA-
4	$3,000,000	Universal Life	Male	77	137.5 months	Jefferson Pilot	AA-
5	$10,000,000	Universal Life	Male	83	78 months	New York Life	AA+
6	$5,000,000	Universal Life	Male	85	70.5 months	Jefferson Pilot	AA-
7	$8,000,000	Universal Life	Female	83	126 months	John Hancock	O
8	$2,500,000	Universal Life	Male	80	106 months	Lincoln	AA-
9	$10,000,000	Universal Life	Male	87	51.5 months	American General	A+
10	$4,000,000	Universal Life	Male	86	81 months	Lincoln	AA-
11	$5,000,000	Universal Life	Male	80	139.5 months	John Hancock	O
12	$5,000,000	Universal Life	Male	81	129.5 months	Lincoln	AA-
13	$10,000,000	Universal Life	Male	76	153.5 months	Lincoln	AA-
14	$10,000,000	Universal Life	Male	77	122 months	ReliaStar	O
15	$10,000,000	Universal Life	Male	80	147.5 months	AXA	AA-
16	$3,000,000	Universal Life	Male	75	133.5 months	Protective	AA-
17	$1,000,000	Universal Life	Male	81	118 months	LBL	A+
18	$1,600,000	Universal Life	Male	79	147 months	Transamerica	AA-
19	$10,938,933	Universal Life	Male	77	149 months	New York Life	AA+
20	$10,000,000	Universal Life	Female	82	135.5 months	AXA	AA-
21	$3,000,000	Universal Life	Male	72	158 months	AXA	AA-
22	$3,000,000	Universal Life	Male	76	145 months	LBL	A+

1 Age at nearest birthday

2 The LE input is the straight average of the AVS and 21st Services life expectancies available at the time of the purchase of the NIBs.  In purchasing, financing or insuring life insurance policies or NIBs, we may use alternate life expectancy companies or may use weighted averages of two or more life expectancy companies, depending on the facts and circumstances of the case and requirements of the various counterparties.  The life expectancy reports may have been updated since the time of purchase and are not reflected here.  The life expectancy report is just an estimate, as the life expectancy of any individual cannot be known with certainty.

19.

We note disclosure here that the aggregate face amount of the NIBs is equal to $129,038,933. However, on page 14 you disclosed that the aggregate face amount of the NIBs is equal to $129,228,934. Please revise throughout for consistency.

Response:  The correct amount, as of the initial purchase date, is $129,038,933.  However, the death benefit amount for certain of the policies increases as premiums are paid.  Accordingly, over time, the death benefit amount will increase by some fraction of the premiums paid.  We do not anticipate a significant increase related to premiums paid.

20.

Please disclose whether you track concentrations of the same pre-existing medical conditions among insured individuals. If so, please disclose the existence of any concentrations over ten percent and the respective percent of your portfolio that the respective concentration represents.

Response:  We have added the following on page 16.  “We do not track concentrations of the same pre-existing medical conditions among insured individuals. While the policy servicer does have detailed health records related to the insureds under the Policies, they have not engaged in such a comparison to our knowledge because most people in the 75 years of age and older category have multiple and ever changing health conditions.  Some have had conditions in the past that are no longer present and vice versa. Accordingly, it would be difficult to separate and track them in this manner.”

21.

Consistent with your disclosure on page 53, please disclose here that you are not responsible for maintaining premiums or other expenses related to maintaining the net insurance settlement contracts. Please also quantify how much you expect the net insurance benefit will be reduced by policy premium payments and expenses over the next five years.

Response:  We have added this information on page 14.  “Although paid by the policy holder, the estimated premiums to be paid on the underlying policies for each of the five succeeding fiscal years to keep the Policies in force as of March 18, 2013, are as follows:

Year 1:

$3,362,977

Year 2:

$3,934,783

Year 3:

$4,205,216

Year 4:

$3,789,118

Year 5:

$3,406,188”

22.

Please revise to remove the statement that the NIBs were “validly issued and full paid up” as this is a legal conclusion or identify and attribute the statement to counsel.

Response:  We have removed that phrase.  See page 13.

Competitive Business Condition, page 13

23.

Please provide support for your statement that the supply of policies should steadily increase due to the aging population and increased awareness of the life settlement market or revise to state as your belief.

Response:  We have added that this statement is as to our belief, on page 14.

24.

Please provide support for your statement that Del Mar Financial S.a.r.l. and PCH Financial S.a.r.l. have provided you with a first look at their entire portfolio and have committed to increase their supply of NIBs or revise to remove. Please also add a risk factor discussing the fact that these are the only two known providers of NIBs.

Response:  We have removed this phrase; see page 14.

25.

We note your belief that the Senior Lender is the only lender providing financing for policies securing NIBs, and that there is no written agreement with this lender. Please add a risk factor discussing these facts and beliefs, as well as the fact that the Senior Lender is not rated.

Response:  We have added disclosure that the Senior Lender is not rated, and we have added this Risk Factor.  See pages 15 and 20.

26.

Please clarify what you mean on page 14 when you state that the Senior Lender is involved in various business ventures and what, if any, implication this has for you or investors.

Response:  We have deleted this phrase and added that the Senior Lender has been granted a full banking license.  See the response to comment No. 26 above.

27.

Please provide support for your statement on page 14 that you are in discussions for an exclusive arrangement with an MPIC provider related to NIBs purchases that will give you a substantial competitive advantage in reducing your risks or revise to remove. Also revise the last sentence under the subsection entitled “MPIC Market” to state as a belief.

Response:  We have deleted this statement and revised this paragraph to say “MPIC Market.  There are a limited number of MPIC Providers.  While the MPIC coverage is relatively expensive, Policies that are covered by MPIC have less volatility, lower liquidity issues and should be given higher values for purposes of financing and secondary market sales.”  See page 15.

Sources and Availability of Policies and NIBs, page 14

28.

Please provide support for your statement that you have established a “strong” relationship with NorthStar Life Services, LLC, and that this policy servicing firm works with the “largest” insurance portfolio owners in the marketplace.

Response:  We have revised this paragraph (and others) to indicate that we have a “close relationship”…; and that our life policy servicer “works with some of the largest insurance portfolio owners”…  See page 15.

29.

Please expand your disclosure to identify the pricing consultant with whom you rely upon for valuation services.

Response: Please see our responses on page 15 under the sub-headings “Additional Availability of Policies and NIBs” and “Purchasing Analysis and Process.”

Dependence on One or a Few Major Providers, page 15

30.

Please provide support for your statement that you have a priority relationship with each of the Senior Lender and MPIC Provider.

Response:  We have revised this paragraph to indicate that we have a “close relationship.”

Number of Total Employees and Number of Full-Time Employees, page 17

31.

Please revise to clarify if the three identified individuals are full-time employees.

Response:  We have indicated that we have three full-time employees.  See page 18.

Existing and Probable Government Regulation to Our Current and Intended Business, page 15

32.

We note the statement that you ensure that all life settlement policies were initially purchased in compliance with applicable laws. Please further describe the due diligence that you undertake to ensure such compliance.

Response:  We have indicated that our servicer conducted the initial review of applicable laws for the Senior Lender related to our current inventory, and that our general counsel will do so in the future.  See page 16.

Risk Factors, page 17

33.

It appears that some of the risk factors are not separately highlighted because the headings are not in bold. Please review the risk factors on page 19 and revise if necessary.

Response:  We have reviewed all Risk Factors and made the necessary formatting changes requested.

34.

Rating agencies suggest that portfolios of life insurance policies should consist of at least 1,000 lives in order to be diversified enough to achieve actuarial stability in receiving expected cash flows from underlying mortality. Please add a risk factor discussing the fact that you only own 22 policies of the same kind of life settlement product which increases the risk that your actual yield may be less than expected, since your portfolio may not be diversified enough to achieve actuarial stability.

Response:  We have revised the Risk Factor “Our Projections, Forecasts and Estimates may be incorrect, which may subject us to liability or cause us to fail,” along with adding this paragraph on page 20: “Our projections are based on our ability to purchase NIBs related to Policies with combined face amounts in excess of $500,000,000 and at least 100 underlying insureds.  The more underlying insureds we have related to our NIBs, the more reliable the actuarial results will be.  We understand that rating agencies have stated that at least 1,000 lives are required to achieve actuarial stability.  It will take years for us to reach such levels, if ever.  The relative low number of insureds makes our models and projections less reliable.”

 35.

Please add a risk factor to discuss the impact to you if life settlements are deemed to be securities under federal securities laws and if you are required to register as an investment company under the Investment Company Act of 1940. We note your brief disclosure related to this issue on page 19.

Response:  We have added this Risk Factor.  See page 21.

“If our NIBs are determined to be “securities,” we may be required to register as an investment company under the Investment Company Act, which would  increase our SEC reporting costs and oversight of our business operations.

The SEC has recommended that the Securities Act and the Exchange Act be amended to define life settlements as a “security,” so that persons involved in the life settlement markets would be afforded the protections of applicable federal securities laws, rules and regulations, along the probability of regulation under the Investment Company Act. The adoption of these regulations could substantially increase the costs of our filings with the SEC, including further oversight of our business model that could limit our ability to change investment policies without stockholder approval, prohibit acquiring assets from an affiliate without an approved exemptive application from the SEC, limit our leveraging of assets to one-third of our total asset value and account for all derivatives as a leverage of assets to the extent that they create an obligation on our part to pay out assets to a counterparty ahead of our stockholders and generally, require 40% of our directors to be independent directors, along with other requirements that may impact operations, like recordkeeping requirements, reporting requirements and privacy requirements. All of these potential regulations could have a substantial negative affect on our .business model and anticipated revenues and greatly increase our expense of regulatory compliance.”

36.

Please add a risk factor to discuss the fact that approximately 97% of your total assets are life settlement policies and discuss your lack of diversification of assets and that your assets are subject to significant fluctuations in fair value.

Response:  We have added this Risk Factor on page 21.

“97% of our total assets are interests in life settlement policies, resulting in a lack of diversification of assets that are subject to significant fluctuations in fair value.

Our currently owned NIBs comprise approximately 97% of our assets, resulting in no diversification of our risks of business.  Life settlement products like our NIBs and planned future purchases of life settlement products are subject to substantially fluctuations in value, primarily based upon matters that are not within our control, including financing costs, the solvency of our lenders and MPIC Providers, the health and life expectancy of the insureds under our Policies and the costs of maintaining the Policies, along with continually updating information about the health of the insured.  This lack of diversification increases our risk of loss, and there can be no assurance that the effect of any of these factors will not result in a substantial adverse impact on our business.”

37.

Consistent with your disclosure on page 15, please add a risk factor to discuss the fact that you are not licensed in any state to engage in the purchase of policies from original policy owners and discuss any limitations associated with the absence of such licenses.

Response:  We have not added this Risk Factor because we have stated that our business model does not require such licensing.  See the response to comment No. 15 above.

38.

Please add a risk factor discussing and quantifying the costs of being a public company.

Response:  We have added this Risk Factor on page 22.

The costs in time and expense of being a publicly-held company are substantial and will only increase if our business model is successful.

We are a “reporting issuer” under Section 13 of the Exchange Act, required to file annual reports (SEC Form 10-K), quarterly reports (SEC Form 10-Q) and current reports respecting certain events (SEC Form 8-K), along with proxy or information statements for any meeting of stockholders or written consents of stockholders holding sufficient securities to effect corporate actions.  Most of these reports require financial information, including the annual report, which requires year end audited financial statements by an independent public accountant that is PCAOB registered, like our auditors, and the quarterly reports, which require reviewed quarterly financial statements by such auditors.  The preparation of these reports, their review by management and professionals, and the preparation of these financial statements by our in-house accountants and management, as well as the auditing and review process of such financial statements is time consuming in terms of management resources and costly in terms of professional fees for lawyers, accountants and auditors.  It is difficult to quantify these costs, but they are expected to be not less than between approximately $87,500 and $100,000, annually.  As our business grows, these costs can only increase.

Generally, page 17

39.

We note your disclosure that “[a]dditional risks and uncertainties not currently known to us may also impair our business” and that “[s]uch summary is not intended to be exhaustive of risks that are or may become relevant.” Please revise your disclosure to clarify that you have discussed all known material risks. If a risk is deemed immaterial, please do not reference it.

Response:  We have taken the language you have referenced out of this paragraph.  See page 19.

Our management has little experience in our chosen industry of operation, page 18

40.

Please revise to remove the reference to your management’s “substantial business acumen” and that each have “achieved success in the formation or operation of a business” since this statement appears to mitigate the referenced risks of your management’s lack of experience in the life settlement industry. Also revise the risk factor to clarify that you are a newly formed development stage company who is competing with larger competitors.

Response:  We have made these revisions.  See page 19.

Our common stock is deemed to be a “Penny Stock,” page 21

41.

We note your disclosure that your common stock “may be” deemed to be a penny stock, but it appears that it is in fact a penny stock. Please revise the heading and first sentence accordingly.

Response:  We have made no changes to this Risk Factor because the present bid price for our common stock exceeds $5.00, though there is limited trading.  We believe this Risk Factor is still appropriate under the circumstances.

Our failure to meet financial obligations could have an adverse impact, page 22

42.

Please revise to briefly discuss the particular risks associated with your failure to meet financial obligations here rather than simply providing cross-references to other areas of the prospectus.

Response: We have removed this Risk Factor as a response would result in reciting the Risk Factors stated and would be duplicitous.  See page 24.

Additional insurable interest concerns regarding Policies, page 24

43.

Please expand your disclosure to briefly discuss the recent decisions in Florida and Delaware that have increased the risk that challenges to premium financed policies may be decided in favor of issuing insurance companies.

Response:  We have added this disclosure on page 25.

Our longevity assumptions may prove to be inaccurate, page 25

44.

Please clarify here if 21st Services LLC is the life expectancy provider that you retain to obtain life expectancy estimates or identify the provider(s) you utilize. Also, expand your disclosure to briefly discuss the significant revisions in the methodologies utilized by 21st Services LLC and how it may have reduced the internal rate of return on your policies and how it could cause increased difficulty in financing premiums.

Response:  We have revised this Risk Factor to discuss these matters.  See page 28.

U.S. life settlement and viatical regulations, page 28

45.

We note your disclosure that state guarantee funds will likely provide little protection to you in the event of the insolvency of an issuing insurance company. Please revise to discuss this risk in a separate risk factor.

Response:  We have revised this paragraph as a separate Risk Factor.  See page 31.

The availability of MPIC coverage is a condition of our business model, page 30

46.

Please expand your disclosure in this risk factor to discuss how MPIC coverage is a condition of your business model and assumptions, and how its unavailability will substantially increase your risk of failure.

Response:  We have revised this Risk Factor accordingly.  See page 32.

Plan of Operations, page 30

47.

Please quantify the “substantial funds” that you expect to need to effectively compete in the industry. Also quantify the amount of payments you will be required to make over the next five years to cover the payment of premiums and servicing costs to maintain the policies.

Response: We have added additional information in response this question in the Plan of Operation, at page 32.

Capital and Liquidity, page 31

48.

We note that you will be reliant upon stockholder loans or private placements of equity to fund any kind of operations. Please balance the disclosure to state that there is no guarantee that you will be successful in securing such loans or private placements.

Response:  We have added the following sentence: “There is no assurance that we will be able to raise any required debt or equity financing.”  See page 33.

Directors and Executive Officers, page 33

49.

Please remove the fourth sentence from the paragraph describing Mr. Dickman’s professional experience which notes Video II’s retirement of debt and rate of return.

Response:  We have removed this sentence.  See page 36.

50.

Please provide support for the statement that Mr. Mattingly led SBI-Razorfish to become “one of the largest” independent interactive marketing firms in the country or revise to remove. Please also remove the word “successful” to describe his private equity and angel investor experience.

Response:  We have revised this sentence to indicate that Mr. Mattingly’s company was a “major” independent interactive firm in the country.  See page 36.

51.

Please revise the second sentence of Mr. Pearson’s background description to clarify if he is still employed by JWD Management Corp., dba, Video II. If not, disclose when he ceased such employment. Please also provide support for the statement that Video II “was recognized as the largest video ‘racker’ in the U.S.”

Response:  We have revised this disclosure to indicate that Mr. Pearson resigned from JWD Management Corp. in May, 2011, and that Video II was one of the “larger” video “rackers” in the U.S.  See page No 37.

52.

Please reconcile your disclosure that Ms. Fuller is still presently employed as general legal counsel for NorthStar Life Services, LLC, with your disclosure on page 15 that she formerly served in that capacity. Please disclose when she ceased such employment.

Response:  We have clarified that she no longer works for NorthStar.  See page 37.

53.

Please discuss the specific experience, qualifications, attributes or skills of your director that led to the conclusion that the person should serve as a director for the company. Refer to Item 401(e)(1) of Regulation S-K.

Response:  We have added the following to our 8-K Current Report at page 36:

In evaluating members for services on the Board of Directors, emphasis was placed on the following factors: (i) the appropriate size of our Board of Directors; (ii) our needs with respect to the particular talents and experience of our directors; (iii) the knowledge, skills and experience of the directors, including experience in development stage companies and new enterprises and innovations, finance, administration and management skills; and (iv) the dedication of the directors to familiarize themselves with the our selected business industry.

Our goal was to assemble a Board of Directors that brings together a variety of perspectives and skills derived from high quality business and professional experience. We believe each of the members of our Board of Directors possesses these qualities.

Description of Securities, page 42

54.

Please revise to remove the statement that all shares of your common stock now outstanding are “fully paid and non-assessable” as this is a legal conclusion or identify and attribute the statement to legal counsel.

Response:  We have removed this sentence.  See page 44.

Financial Statements, page 46

Notes to Financial Statements, page 52

(5) Investment in Net Insurance Benefits, page 53

55.

We note from the first paragraph that you purchase “interests” in the net insurance benefits on life insurance policies. We further note that you have disclosed the full face value and net insurance benefit of the underlying policies on the table on page 53. Please tell us, and revise to disclose, whether you have purchased a certain percentage interest in these policies, meaning you will only receive that percentage upon death, or whether you own the full policy. To the extent you only own a percentage of the policies, please revise to disclose such percentage you expect to receive on ultimate payout upon the death of the insured.

Response:  The Company will amend the first paragraph of the disclosure as follows:

“From time to time, we purchase interests in the net insurance benefit (“NIB”) on life insurance policies to hold for investment purposes. ASC 325-30, “Investments in Insurance Contracts,” provides that a purchaser may elect to account for its investments in net insurance settlement contracts based on the initial investment at the purchase price plus all initial direct costs. Typically, continuing costs (e.g., policy premiums, statutory interest and direct external costs, if any) to keep the underlying insurance policy in force are capitalized within the carrying value. The Company is not responsible for maintaining premiums or other expenses related to maintaining the net insurance settlement contracts. Instead, the net insurance benefit is reduced by policy premium payments and expenses and the capitalized carrying value remains unchanged. We hold a 100% interest on the net insurance benefits on the life insurance policies as of March 18, 2013.  The potential proceeds the Company receives from this 100% interest will be net of the policy premium payments and expenses incurred by the policy holders.  We have elected to use the investment method and refer to the recorded amount as the carrying value of the policies.”

56.

In addition, please tell us and revise to disclose, how the net insurance benefits of $110,486,731 were calculated or determined. In this regard, if the face value of the policies total $129,228,934 and the estimated premiums over the policies will total $40,183,058, please explain why the net insurance benefits total $110,486,731. Also, please clarify in Note 5 the identity of the party that is responsible for payment of any continuing premium payments on the underlying insurance policies and explain whether there is any risk to the company that such premiums will not be paid and the related policies will expire or lapse.

Response:  The $110,486,731 net insurance benefit represents the face value of the life insurance policies as of March 18, 2013, less cumulative policy premiums and other expenses paid by policy holders as of March 18, 2013.  As the Company is not responsible for maintaining policy premiums or other expenses related to the net insurance contracts, the carrying value required to be disclosed by the Company would remain unchanged under the investment method as of March 18, 2013, the balance sheet date.  Since the carrying value remained unchanged as of March 18, 2013, and is expected to remain unchanged as it relates to these specific net insurance benefits for the foreseeable future, it did not appear appropriate to meet the intent of the disclosure requirement per ASC 325-30-50-4 by only disclosing the unchanged carrying value of the contracts and the face value of the life insurance policies underlying the contracts.  Therefore, the disclosure of the net insurance benefit of $110,486,731 as of March 18, 2013 was intended to comply with the disclosure requirement by identifying the net insurance benefit less the policy premium payments and other expenses if the Company were the responsible party making those payments and had historically capitalized those costs within the carrying value.  To further address this comment we have modified the disclosure as follows:

“The face value of the underlying policies of $129,228,934 represents the total insurance settlement on the life insurance policies as of March 18, 2013.  The Net Insurance Benefit (NIB) of $110,486,731 represents the portion of the face value available to the Company after policy premiums and expenses paid by policy holders through March 18, 2013.  Effectively, as of March 18, 2013 the policy holders had paid $18,742,203 on policy premiums and other expenses on the insurance contracts.  The policy holders are independent of the Company, and as separate entities there is a risk that such entities might not continue to pay the policy premiums and other expenses as has been done historically.  The Company monitors the policy holders’ ability to maintain the underlying policies, and in the event the policy holders are unable to make the required payments the Company would evaluate whether to directly maintain the underlying policies or allow them to elapse.  As of March 18, 2013, none of the underlying policies have elapsed and the required payments remain current.”

Pro Forma Unaudited Consolidated Financial Statements, page 58

57.

Please revise to ensure that the consolidated columns in both the pro forma income statement and pro forma balance sheet are mathematically accurate. In this regard, we note several items from ANEW LIFE and/or Java Express columns that were not carried over or appropriately included in the amounts reflected in the consolidated column. Please revise to correct these errors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• The company is responsible for the adequacy and accuracy of the disclosure in the filing;

Response:

• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Response:

•  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the

United States.

Yours very sincerely,

/s/Leonard W. Burningham

Leonard W. Burningham

cc:

Sundance Strategies, Inc.